Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Filer: Camden National Corporation
Subject Company: SBM Financial, Inc.
Exchange Act File Number of
Subject Company: 000-54496

The following is a press release of Camden National Corporation (“Camden”) announcing the election deadline in connection with the proposed merger of SBM Financial, Inc. (“SBM”) with and into Camden and related correspondence to SBM common shareholders with the election form and letter of transmittal and to SBM restricted stock unit holders with the election form.
______________________________________________________________________________________________________
Camden National Corporation Announces Election Deadline
for SBM Financial, Inc. Stockholders

CAMDEN, Maine, September 11, 2015/PRNewswire/ - Camden National Corporation (“Camden”) (NASDAQ: CAC) today announced the deadline for common stockholders and holders of restricted stock units with respect to shares of common stock of SBM Financial, Inc. (“SBM”) to elect the form of consideration that they wish to receive in Camden’s pending merger with SBM. The acquisition remains subject to customary closing conditions. The merger is expected to close on Friday, October 16, 2015.
SBM common stockholders who wish to elect to receive Camden common stock, cash, or a combination of stock and cash, in exchange for their shares of SBM common stock must deliver a properly completed Letter of Election and Transmittal, together with their SBM stock certificate(s), to American Stock Transfer & Trust Company (“AST”) prior to 5:00 p.m., Eastern time, on Tuesday, October 6, 2015.
Under the terms of the Agreement and Plan of Merger, dated as of March 29, 2015 (the “Merger Agreement”), all restricted stock units with respect to shares of SBM common stock (“SBM RSUs”) that are outstanding immediately prior to the effective time of the merger of SBM and Camden, will vest and be converted to the right to receive merger consideration. Holders of SBM RSUs who wish to elect to receive Camden common stock, cash, or a combination of stock and cash, in exchange for their vested SBM RSUs must deliver a properly completed Letter of Election to AST prior to 5:00 p.m., Eastern time, on Tuesday, October 6, 2015.
Election materials will be mailed on or about Friday, September 11, 2015 to holders of record of SBM common stock and restricted stock units at the close of business on Friday, September 4, 2015.
Under the terms of the Merger Agreement, each outstanding share of SBM common stock (including vested SBM RSUs) will be converted into the right to receive, at the election of the stockholder and subject to the allocation and proration procedures described in the merger agreement, either: (1) $206.00 in cash, without interest or (2) 5.421 shares of common stock of Camden. All elections are subject to the allocation and proration procedures set forth in the Merger Agreement, which are designed to ensure that 80% of the total number of shares of SBM common stock outstanding (including the SBM RSUs that have vested) immediately prior to the effective time of the Merger will be converted into shares of Camden common stock, and the remaining shares of SBM common stock will be converted into cash. As a result, an SBM stockholder or holder of SBM RSUs may not receive solely the form of consideration elected, and the extent to which an SBM stockholder or holder of SBM RSUs receives the form of consideration elected will depend on the elections made by other SBM stockholders and holders of SBM RSUs.
Stockholders with questions regarding the election materials or who wish to obtain copies of the election materials should contact AST at (877) 248-6417.
______________________________________________________________________________________________________

About Camden National Corporation
Camden National Corporation is the holding company employing more than 480 Maine residents for two financial services companies including Camden National Bank and the wealth management company, Acadia Trust, N.A. Camden National Bank is a full-service community bank with a network of 44 banking offices throughout Maine and a commercial loan office in Manchester, New Hampshire. Acadia Trust offers investment management and fiduciary services with offices in Portland, Bangor and Ellsworth. Located at Camden National Bank, Camden Financial Consultants offers full-service brokerage and insurance services. Learn more at www.CamdenNational.com. Member FDIC.
Forward-Looking Statements
Certain statements contained in this press release that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, projections and other statements, which are subject to numerous risks, assumptions and uncertainties. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.” Certain factors that could cause actual results to differ materially from expected results include delays in completing the proposed merger, difficulties in achieving cost savings from the proposed merger or in achieving such cost savings within the expected time frame, difficulties in integrating Camden and SBM, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which Camden and SBM are engaged, changes in the securities markets and other risks and uncertainties disclosed from time to time in in Camden’s Annual Report on Form 10-K for the year ended December 31, 2014, as updated by other filings with the Securities and Exchange Commission (“SEC”). Camden does not have any obligation to update forward-looking statements.
Additional Information and Where to Find It
In connection with the proposed merger, Camden has filed with the SEC a Registration Statement on Form S-4 that includes a Proxy Statement of SBM and Camden and a Prospectus of Camden, as well as other relevant documents concerning the proposed merger. Investors and shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the proposed merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Registration Statement and Proxy Statement/Prospectus, as well as other filings containing information about Camden and The Bank of Maine, when they become available, may be obtained at the SEC’s Internet site (www.sec.gov). Copies of the Registration Statement and Proxy Statement/Prospectus and the filings incorporated by reference therein may also be obtained, free of charge, from Camden’s website at www.CamdenNational.com or by contacting Camden Investor Relations at (207) 236-8821 or by contacting SBM Investor Relations at (207) 518-5607.

2 Elm Street
Camden, Maine 04843

September 11, 2015

Dear Stockholder of SBM Financial, Inc.:

I look forward to welcoming you to Camden National Corporation on October 16, 2015. Since the announcement on March 30, 2015 that SBM Financial, Inc. (“SBM”) entered into an agreement to merge with Camden National Corporation (“Camden”), we have been working hard to ensure a smooth transition for SBM’s customers, stockholders and employees.

Included in this package are materials for you to elect the form of merger consideration you wish to receive in exchange for your SBM shares of common stock - (1) cash, (2) shares of Camden common stock, or (3) a combination thereof. Please note that as outlined in the merger agreement, dated March 29, 2015, and proxy/prospectus, dated June 8, 2015, the merger consideration you receive may differ from your election due to certain proration and allocation procedures described within each of these documents.

The enclosed Letter of Election and Transmittal fully describes what you need to do to make your election. This includes:

•
Complete, sign and return the Letter of Election and Transmittal to American Stock Transfer & Trust, LLC (“AST”). AST must receive the completed and signed Letter of Election and Transmittal by 5:00 pm, Eastern time, Tuesday, October 6, 2015; and

•	Mail your SBM stock certificates to AST. If you have any questions concerning lost SBM stock certificates, please contact AST at (877) 248-6417.

If you have any questions or need any form of assistance with completing the enclosed Letter of Election and Transmittal, please do not hesitate to contact AST at (877) 248-6417. If you have any questions regarding the upcoming merger, please feel free to contact me at (207) 230-2106 or by email at gdufour@camdennational.com.

Sincerely,

Gregory A. Dufour
President and Chief Executive Officer
Camden National Corporation

LETTER OF ELECTION AND TRANSMITTAL
To Accompany Certificates for Shares of Common Stock of
SBM FINANCIAL, INC.

SBM Financial, Inc. (“SBM”) entered into an Agreement and Plan of Merger, dated as of March 29, 2015 (the “Merger Agreement”), with Camden National Corporation (“Camden”) and Atlantic Acquisitions, LLC, pursuant to which Camden will acquire SBM (the “Merger”). The closing date of the Merger is expected to be Friday, October 16, 2015 (the “Closing Date”).
Pursuant to the Merger Agreement, stockholders of SBM may elect to receive cash, shares of Camden common stock (“Camden Stock”), or a combination of cash and Camden Stock in exchange for their shares of SBM common stock (the “SBM Stock”) upon consummation of the Merger (the “Election”). The Merger Agreement provides a limit on the amount of cash consideration and stock consideration that are available and therefore the Election is subject to proration and allocation procedures that are set forth in the Merger Agreement and described in the proxy statement/prospectus (the “Proxy Statement”) dated June 8, 2015, which may result in holders of SBM Stock receiving a form of consideration that differs from their Election. To make a valid Election, this Letter of Election and Transmittal must be completed and delivered, along with the holder’s certificates of common stock of SBM (“SBM Certificate(s)”) to American Stock Transfer & Trust Company, LLC, as the exchange agent (the “Exchange Agent”) by 5:00 p.m., Eastern time, on Tuesday, October 6, 2015 (the “Election Deadline”).
Pursuant to the Merger Agreement, the undersigned encloses herewith and surrenders the following Certificate(s):

Name(s) and Address(es) of Registered Holder(s) If there is any error in the name or address shown below, please make the necessary corrections.	Name(s) and Address(es) of Registered Holder(s) If there is any error in the name or address shown below, please make the necessary corrections.

	Certificate No(s).	No. of Shares

TOTAL SHARES

Pursuant to the Merger Agreement, the undersigned hereby surrenders to the Exchange Agent the undersigned’s SBM Certificate(s) representing the SBM Stock owned of record by the undersigned as set forth in this Letter of Election and Transmittal and elects, in the manner indicated by marking one of the Election Boxes in Table A on page 4 of this Letter of Election and Transmittal, to have the SBM Stock evidenced by the corresponding SBM Certificates converted into the right to receive one (and only one) of the following upon completion of the Merger:
Cash Election: $206.00 in cash, without interest, for each share of SBM Stock (“Cash Consideration”), subject to proration, as calculated in the Merger Agreement and described in the Proxy Statement (a “Cash Election”);
Stock Election: 5.421 shares of Camden Stock for each share of SBM Stock (“Stock Consideration”), subject to proration, as defined and calculated in the Merger Agreement and described in the Proxy Statement (a “Stock Election”); or
A Mixed Election: (1) the Cash Consideration with respect to a portion of the undersigned’s SBM Stock evidenced by the SBM Certificate(s) and (2) the Stock Consideration with respect to the balance of the undersigned’s SBM Stock evidenced by the SBM Certificate(s), subject to proration, as described in the Merger Agreement and the Proxy Statement (a “Mixed Election”). A Mixed Election must be made with respect to whole shares of SBM Stock and not any fractional share of SBM Stock.
A stockholder’s ability to elect to receive cash or shares of Camden Stock in exchange for shares of SBM Stock in the merger is subject to allocation procedures set forth in the Merger Agreement. These allocation procedures are designed to ensure that 80% of the total number of shares of SBM Stock outstanding immediately prior to the effective time of the Merger, will be converted into shares of Camden Stock, and the remaining shares of SBM Stock will be converted into cash. Whether you receive the amount of cash and/or stock you request in your election form will depend in part on the elections of other SBM stockholders. You may not receive the form of consideration that you elect in the Merger, and you may instead receive a pro-rata amount of cash and Camden Stock. If the undersigned does not mark one of the Election boxes in Table A on page 4 of this Letter of Election and Transmittal, the undersigned will be deemed to have indicated no preference as to the receipt of Cash Consideration or Stock Consideration (a “No Election”) and will receive merger consideration based on the results of the proration and allocation procedures set forth in the Merger Agreement.
Holders of SBM Stock are urged to read the Merger Agreement before completing this Letter of Election and Transmittal.
The definitive terms under which the Merger will be effected, including the amount and form of consideration to be received by holders of SBM Stock, the effect of this Letter of Election and Transmittal, and certain conditions to the consummation of the Merger, are summarized in the Proxy Statement, and all of those definitive terms and conditions are set forth in full in the Merger Agreement. The Election is subject to certain terms, conditions and limitations set forth in the Merger Agreement included as Annex A to the Proxy Statement, and the instructions applicable to this Letter of Election and Transmittal. Holders may be subject to a proration process in which a holder receives for the holder’s shares of SBM Stock an aggregate amount of Cash Consideration and Stock Consideration that differs from the holder’s Election. The proration and allocation procedures are described under the caption “The Merger Agreement-Allocation Procedures” in the Proxy Statement.

Different tax consequences may be associated with each of the Election options, and those consequences are summarized in general terms in the Proxy Statement section entitled “Material Federal Income Tax Consequences.”
This Letter of Election and Transmittal must accompany the SBM Certificate(s) representing your SBM Stock in order to exchange SBM Stock for the merger consideration. See Instructions beginning on page 8.
ATTENTION: IN ORDER TO MAKE AN ELECTION, THE EXCHANGE AGENT MUST RECEIVE YOUR SBM CERTIFICATE(S) REPRESENTING YOUR SBM STOCK, ALONG WITH THIS LETTER OF ELECTION AND TRANSMITTAL, PROPERLY COMPLETED AND EXECUTED, NO LATER THAN 5:00 P.M., EASTERN TIME, ON OCTOBER 6, 2015, which is the Election Deadline. If your SBM Certificate(s) and properly completed and executed Letter of Election and Transmittal are received after the Election Deadline, you will be deemed to have made No Election.
In the event the closing of the Merger is delayed beyond the anticipated Closing Date, the Exchange Agent will retain your SBM Certificate(s) representing your SBM Stock, along with your Letter of Election and Transmittal, until the earlier to occur of (i) the closing of the Merger or (ii) the termination of the Merger Agreement. If you deliver your SBM Certificate(s) to the Exchange Agent and the Merger is not completed, the Exchange Agent will promptly return your SBM Certificate(s) to you at the address you provided to the Exchange Agent in this Letter of Election and Transmittal.

ELECTION - Table A
(See Instruction 1)
IN ORDER FOR YOUR ELECTION TO BE EFFECTIVE, A PROPERLY COMPLETED AND EXECUTED LETTER OF ELECTION AND TRANSMITTAL MUST BE RECEIVED BY THE EXCHANGE AGENT ON OR BEFORE 5:00 P.M., EASTERN, ON OCTOBER 6, 2015.
☐ Stock Election
☐ Cash Election.
☐ Mixed Election - Convert:

•
_______________________ shares of SBM Stock into the Cash Consideration (as described above, if you elect the Mixed Election, please fill in the blank to the left to designate the number of whole shares of SBM Stock represented on the SBM Certificate(s) surrendered herewith that you want converted into the Cash Consideration), a Mixed Election must be made with respect to whole shares of SBM Stock and not any portion of a share of SBM Stock; and

•	all remaining SBM Stock into Stock Consideration.

Method of delivery of the SBM Certificate(s) is at the option and risk of the holder thereof. See Instruction 2.
This completed and executed signed Letter of Election and Transmittal (including the IRS Form W-9), together with the SBM Certificate(s), must be delivered to the Exchange Agent by U.S. mail in the enclosed pre-addressed envelope or by hand, overnight delivery or other delivery service to the address below. Please note that the SBM Certificate(s) must also be sent to the Exchange Agent in order to receive the merger consideration.
See Instruction 2.

If delivering by U.S. mail: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042
If delivering by hand, express mail, courier, or any other expedited service:
American Stock Transfer & Trust
Company, LLC
Operations Center
Attn: Reorganization Department
6201 15th Avenue
Brooklyn, New York 11219

For assistance call the Exchange Agent at (877) 248-6417 or (718) 921-8317

The undersigned may be deemed to have made No Election if, with respect to any SBM Stock held by the undersigned:
(a) The undersigned does not make an Election in Table A; or
(b) The undersigned makes more than one Election in Table A; or
(c) The undersigned fails to sign this Letter of Election and Transmittal; or
(d) The undersigned fails to follow the instructions on this Letter of Election and Transmittal (including failure to submit the SBM Certificate(s) or otherwise fails to properly make an Election); or
(e) A completed Letter of Election and Transmittal (including submission of the holder’s SBM Certificate(s)) is not received by the Exchange Agent by the Election Deadline; or
(f) The undersigned revokes a previously submitted Letter of Election and Transmittal and fails to complete and deliver a new Letter of Election and Transmittal to the Exchange Agent before the Election Deadline.
The undersigned acknowledges receipt of the Proxy Statement and agrees that the Election and all instructions and orders in this Letter of Election and Transmittal are subject to the terms and conditions of the Merger Agreement, the Proxy Statement and the instructions applicable to this Letter of Election and Transmittal. The undersigned represents and warrants that the undersigned is, as of the date of this Letter of Election and Transmittal, and will be, as of the effective time of the Merger, the record holder of the SBM Stock represented by the SBM Certificate(s) surrendered herewith, with good title to those shares of SBM Stock and full power and authority (i) to sell, assign and transfer those shares of SBM Stock free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims and (ii) to make the Election indicated in this Letter of Election and Transmittal. The undersigned will, upon request, execute any additional documents necessary or desirable to complete the surrender and exchange of the holder’s SBM Stock.
The undersigned irrevocably appoints the Exchange Agent, as agent of the undersigned, to effect the exchange in accordance with the Merger Agreement and the instructions hereto. The undersigned authorizes and instructs the Exchange Agent to deliver the SBM Certificate(s) covered by this Letter of Election and Transmittal, and to receive on the undersigned’s behalf, in exchange for the SBM Stock represented by such SBM Certificate(s), any check and/or any Camden Stock in book-entry form issuable to the undersigned. Furthermore, the undersigned authorizes the Exchange Agent to follow any Election and to rely upon all representations, certifications and instructions contained in this Letter of Election and Transmittal. All authority conferred or agreed to be conferred in this Letter of Election and Transmittal is binding upon the successors, assigns, heirs, executors, administrators and legal representatives of the undersigned and is not affected by, and survives, the death or incapacity of the undersigned.

SPECIAL PAYMENT INSTRUCTIONS
Complete ONLY if the Stock Consideration and check(s) for the Cash Consideration are to be issued in a name which differs from the name on the SBM Certificate(s). Issue to:

Name:
Address:

(Please also complete IRS Form W-9 attached hereto AND see instructions regarding signature guarantee. See Instructions 4, 5, 6 and 9)

SPECIAL DELIVERY INSTRUCTIONS
Complete ONLY if the Stock Consideration and check(s) for the Cash Consideration are to be mailed to some address other than the address reflected above. See Instructions 5 and 6. Mail to:

Name:
Address:

YOU MUST BELOW AND FILL OUT AND SIGN THE IRS FORM W-9 ATTACHED HERETO

SIGNATURE(S) REQUIRED
Signature(s) of Registered Holder(s) or Agent
Must be signed by the registered holder(s) EXACTLY as name(s) appear(s) on the SBM Certificate(s). If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer for a corporation acting in a fiduciary or representative capacity, or other person, please set forth full title. See Instructions 3, 4 and 10.

Registered Holder

Registered Holder

Title, if any

Date:
Phone No.:

SIGNATURE(S) GUARANTEED (IF REQUIRED)
Unless the SBM Certificate(s) is (are) tendered by the registered holder(s) of SBM Stock, or for the account of a participant in the Securities Transfer Agent’s Medallion Program (“STAMP”), Stock Exchange Medallion Program (“SEMP”) or New York Stock Exchange Medallion Signature Program (“MSP”) (an “Eligible Institution”), the signature(s) must be guaranteed by an Eligible Institution. See Instruction 4.

Authorized Signature

Name of Firm

Address of Firm - Please Print

INSTRUCTIONS FOR SURRENDERING CERTIFICATES
Please read carefully the instructions below
This Letter of Election and Transmittal is to be completed by the holders of SBM Stock desiring to make an Election and delivered to the Exchange Agent before the Election Deadline. Holders of SBM Stock who do not complete and submit this Letter of Election and Transmittal before the Election Deadline cannot make an Election. They will be deemed to have made No Election and will receive merger consideration based on the results of the proration and allocation procedures set forth in the Merger Agreement. Until a record holder’s SBM Certificate(s) is (are) received by the Exchange Agent at the address set forth on page 4 of this Letter of Election and Transmittal, together with any other documents the Exchange Agent may require, and until those documents are processed for exchange by the Exchange Agent, the holder will not receive the Stock Consideration or the Cash Consideration and a check representing cash in lieu of fractional shares (if any) in exchange for the holder’s SBM Certificate(s); in addition, no interest will accrue on the Cash Consideration or any cash in lieu of fractional shares. No dividends or other distributions of any kind which are declared payable to holders of record of Camden Stock after the effective time of the Merger will be paid to a holder of SBM Stock receiving Stock Consideration until such holder surrenders his or her SBM Certificate(s). Upon surrender of the holder’s SBM Certificate(s), Camden shall pay the holder thereof, without interest, any dividends or other distributions with respect to Camden Stock as to which the record date and payment date occurred after the effective time of the Merger and on or before the date of surrender.
Following consummation of the Merger, this letter may be used as a letter of transmittal to accompany the surrender of SBM Certificates to be exchanged for the merger consideration for holders of SBM Certificates who do not complete and submit the Letter of Election and Transmittal before the Election Deadline. However, any such SBM Certificates so surrendered will be treated as No Election shares for all purposes of the Merger Agreement.
1.Time in which to Make An Election; Revocation or Change of Election. For an Election to be validly made with respect to SBM Stock owned by a holder, the Exchange Agent must receive, at the applicable address set forth on page 4 of this Letter of Election and Transmittal, before the Election Deadline, this Letter of Election and Transmittal, properly completed and executed, and accompanied by the SBM Certificate(s) representing the holder’s SBM Stock. Any holder of SBM Stock who has made an Election by submitting a Letter of Election and Transmittal to the Exchange Agent may at any time prior to the Election Deadline change that holder’s Election by submitting to the Exchange Agent a revised and later-dated Letter of Election and Transmittal, properly completed and signed, provided that such revised and later-dated Letter of Election and Transmittal is received by the Exchange Agent before the Election Deadline. Any holder of SBM Stock may at any time before the Election Deadline revoke the Election and withdraw the SBM Certificate(s) for the holder’s SBM Stock deposited with the Exchange Agent by written notice to the Exchange Agent received before the Election Deadline. After the Election Deadline, a holder of SBM Stock may not change the Election and may not withdraw the holder’s SBM Certificate(s) unless the Merger Agreement is terminated. ANY STOCKHOLDER WHOSE LETTER OF ELECTION AND TRANSMITTAL AND SBM CERTIFICATE(S) ARE NOT SO RECEIVED BY THE ELECTION DEADLINE WILL BE DEEMED TO HAVE MADE NO ELECTION AND WILL RECEIVE CASH CONSIDERATION, STOCK CONSIDERATION OR A COMBINATION OF BOTH DEPENDING ON THE ELECTIONS OF OTHER SBM STOCKHOLDERS IN ACCORDANCE WITH THE TERMS OF THE MERGER AGREEMENT.

All dividends or distributions and any cash to be paid in lieu of fractional shares held by the Exchange Agent for payment or delivery to the holders of unsurrendered SBM Certificates that remain unclaimed after six months from the effective time of the Merger will be delivered to the surviving company and after such time, any holder of any unsurrendered SBM Certificate(s) who has not surrendered such SBM Certificate(s) to the Exchange Agent shall, subject to applicable law, only have the rights of a general creditor of the surviving company for payment or delivery by the surviving company of such dividends or distributions or cash, as the case may be.

2.Method of Delivery: Your SBM Certificate(s) and the Letter of Election and Transmittal must be sent or delivered to the Exchange Agent. DO NOT SEND YOUR SBM CERTIFICATE(S) AND/OR THE LETTER OF ELECTION AND TRANSMITTAL TO SBM, CAMDEN OR ANY THIRD PARTY OTHER THAN THE EXCHANGE AGENT. The method of delivery of the SBM Certificate(s) to be surrendered to the Exchange Agent at the address set forth on page 4 of this Letter of Election and Transmittal is at the option and risk of the surrendering stockholder. Delivery will be deemed effective only when received by the Exchange Agent. If the SBM Certificate(s) are sent by mail, it is recommended that you use registered mail with return receipt requested and obtain proper insurance for your SBM Certificate(s).

3.Payment in the Same Name: If the Stock Consideration and the check(s) for the Cash Consideration are to be issued in the same name as the surrendered SBM Certificate(s) is (are) registered, the Letter of Election and Transmittal should be completed and signed exactly as the surrendered SBM Certificate(s) is (are) registered. Do not sign the SBM Certificate(s). Signature guarantees are not required if the SBM Certificate(s) surrendered herewith is (are) submitted by the registered owner of such SBM Stock who has not completed the section entitled “Special Payment Instructions” or are for the account of an Eligible Institution. If any of the SBM Stock covered by the SBM Certificate(s) surrendered hereby are owned by two or more joint owners, all such owners must sign this Letter of Election and Transmittal exactly as written on the face of the SBM Certificate(s). If any shares of SBM Stock covered by the SBM Certificate(s) surrendered hereby are registered in different names on multiple SBM Certificates, it will be necessary to complete, sign and submit as many separate Letters of Election and Transmittal as there are different registrations. Letters of Election and Transmittal executed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary capacity who are not identified as such in the registration must be accompanied by proper evidence of the signer’s authority to act.

4.Payment in Different Name: If the section entitled “Special Payment Instructions” is completed, then signatures on this Letter of Election and Transmittal must be guaranteed by a firm that is a bank, broker, dealer, credit union, savings association or other entity that is an Eligible Institution. If the surrendered SBM Certificate(s) is (are) registered in the name of a person other than the signer of this Letter of Election and Transmittal, or if payment is to be made to a person other than the signer of this Letter of Election and Transmittal, or if the payment is to be made to a person other than the registered owner(s), then the surrendered SBM Certificate(s) must be endorsed or accompanied by duly executed stock powers, in each case signed exactly as the name(s) of the registered owner(s) appear(s) on such SBM Certificate(s) or stock power(s), with the signatures on the SBM Certificate(s) or stock power(s) guaranteed by an Eligible Institution as provided herein.

5.Special Payment and Delivery Instructions: Indicate the name and address to which the Stock Consideration and the check(s) for the Cash Consideration are to be sent if different from the name and/or address of the person(s) signing this Letter of Election and Transmittal. If Special Payment Instructions have been completed, an IRS Form W-9 must also be completed for the person named therein, and that person will be considered the record owner.

6.Book-Entry Issuance of Camden Stock; Transfers to Brokerage Accounts: The Stock Consideration will be issued in book-entry form. Statements evidencing the book-entry Camden Stock will be issued and delivered as provided in Instructions 3, 4 and 5 above. These statements will include instructions for transferring book-entry Camden Stock to brokerage accounts. Physical stock certificates representing Camden Stock will not be issued. If you would like to receive physical stock certificates representing Camden Stock, please contact the Exchange Agent.

7.Timing for Delivery: IN ORDER TO MAKE AN ELECTION, THE EXCHANGE AGENT MUST RECEIVE YOUR CERTIFICATE(S) REPRESENTING YOUR SHARES, ALONG WITH THIS LETTER OF ELECTION AND TRANSMITTAL, PROPERLY COMPLETED AND EXECUTED, NO LATER THAN 5:00 P.M., EASTERN TIME, ON OCTOBER 6, 2015, WHICH IS THE ELECTION DEADLINE. If you deliver your SBM Certificate(s) and properly completed and executed Letter of Election and Transmittal after the Election Deadline, you will be deemed to have made No Election.
In the event the closing of the Merger is delayed beyond the anticipated Closing Date, the Exchange Agent will retain your SBM Certificate(s) representing your SBM Stock, along with your Letter of Election and Transmittal until the earlier to occur of (i) the closing of the Merger or (ii) the termination of the Merger Agreement. If you deliver your SBM Certificate(s) to the Exchange Agent and the Merger is not completed, the Exchange Agent will promptly return your SBM Certificate(s) to you at the address you provided to the Exchange Agent in this Letter of Election and Transmittal.
8.Letter of Election and Transmittal Required; Surrender of SBM Certificate(s); Lost SBM Certificate(s): You will not receive your Stock Consideration or check(s) for the Cash Consideration unless and until you deliver this Letter of Election and Transmittal, properly completed and duly executed, to the Exchange Agent, together with the SBM Certificate(s) and any required accompanying evidences of authority. If your SBM Certificate(s) has (have) been lost, stolen, misplaced or destroyed, you should contact the Exchange Agent promptly for instructions at (877) 248-6417 or (718) 921-8317. Any stockholder of SBM who has lost any SBM Certificate(s) should make arrangements (which may include the posting of a bond or other satisfactory indemnification and an affidavit of loss) to replace the lost SBM Certificate(s). Such arrangements should be made with the Exchange Agent. IF YOU HAVE NOT COMPLETED THE LETTER OF ELECTION AND TRANSMITTAL FORM AND HAVE NOT COMPLIED WITH THE PROCEDURES FOR REPLACING LOST CERTIFICATES PRIOR TO THE ELECTION DEADLINE, YOU WILL BE DEEMED TO HAVE MADE NO ELECTION WITH RESPECT TO SHARES OF SBM STOCK REPRESENTED BY THE LOST, STOLEN OR DESTROYED CERTIFICATES.

9.Backup Withholding: Under the U.S. federal income tax laws, the Exchange Agent may be required to withhold 28% of the amount of any payments made to certain SBM stockholders pursuant to the Merger. In order to avoid such backup withholding, each SBM stockholder must provide the Exchange Agent with that stockholder’s correct taxpayer identification number, or TIN, and certify that the stockholder is not subject to backup withholding by completing the IRS Form W-9 (enclosed) or IRS Form W-8BEN or IRS Form W-8, as applicable. In general, if a stockholder is an individual, the TIN is the social security number of that individual. If the Exchange Agent is not provided with the correct TIN, the stockholder may be subject to a $50 penalty imposed by the IRS. Certain stockholders (including, among others, certain foreign stockholders) are not subject to these backup withholding and reporting requirements. However, such stockholders should provide a TIN to avoid erroneous backup withholding.

Stockholders who have mailed or delivered an application to receive a TIN to the appropriate Internal Revenue Service Center or Social Security Administration Office, or who intend to mail or deliver an application in the near future, should write “Applied for” in the relevant section of the IRS Form W-9. In addition, such stockholders should be aware that 28% of all payments made pursuant to the Merger will be retained until such stockholders provide a TIN, and that, if such stockholders do not provide a TIN within sixty (60) days, such retained amounts will be remitted to the IRS as backup withholding.
For further information concerning backup withholding and instructions for completing the IRS Form W-9 (including how to obtain a TIN if you do not have one and how to complete the IRS Form W-9 if shares are held in more than one name), consult the instructions in the enclosed IRS Form W-9 and/or your tax advisor. IRS Form W-8BEN and other IRS Forms W-8, including instructions for completing those forms, are available from the Exchange Agent or from the IRS website at www.irs.gov.

Failure to complete the IRS Form W-9 or IRS Form W-8BEN will not, by itself, cause SBM Stock to be deemed invalidly surrendered, but may require the Exchange Agent to withhold 28% of the amount of any payments made pursuant to the Merger.

PLEASE CONSULT YOUR TAX ADVISOR FOR FURTHER GUIDANCE REGARDING THE COMPLETION OF IRS FORM W-9, IRS FORM W-8BEN, OR OTHER APPLICABLE IRS FORM W-8 TO CLAIM EXEMPTION FROM BACKUP WITHHOLDING OR CONTACT THE EXCHANGE AGENT.

10.Stock Transfer Taxes. If payment is to be made to any person other than the registered holder, or if the surrendered SBM Certificate(s) is (are) registered in the name of any person other than the person(s) signing the Letter of Election and Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder or such person) payable as a result of the transfer to such person will be deducted from the payment for such securities if satisfactory evidence of the payment of such taxes, or exemption therefrom, is not submitted. Except as provided in this Instruction 10, it will not be necessary for transfer tax stamps to be affixed to the SBM Certificate(s).

11.Miscellaneous. All Elections will be considered in accordance with the terms and conditions of the Merger Agreement. All questions as to the validity, form and eligibility of any surrender of any SBM Certificate(s) will be determined by the Exchange Agent and Camden and such determination shall be final and binding. The Exchange Agent and Camden reserve the right to waive any irregularities or defects in the surrender of any SBM Certificate(s). A surrender will not be deemed to have been made until all irregularities have been cured or waived. With the consent of Camden, the Exchange Agent may

(but is not required to) waive any immaterial defects or variances in the manner in which the Letter of Election and Transmittal has been completed and submitted so long as the intent of the holder of SBM Stock submitting the Letter of Election and Transmittal is reasonably clear. Neither the Exchange Agent nor Camden is under any obligation to provide notification of any defects in the deposit and surrender of any SBM Certificate(s) formerly representing SBM Stock, nor will the Exchange Agent or Camden be liable for any failure to give any such notification.

If there is inadequate space to list the SBM Certificate(s), the information must be set forth on additional sheets substantially in the form of the corresponding portion of this Letter of Election and Transmittal and attached to this Letter of Election and Transmittal.

Holders of SBM Stock will continue to have the right to vote and to receive all dividends paid, if any, on all SBM Stock deposited by them with the Exchange Agent until the Merger becomes effective.

No fraction of a share of Camden Stock will be issued upon the surrender for exchange of any SBM Certificate(s) for Camden Stock. In lieu of fractional shares, an amount of cash determined under a formula set forth in the Merger Agreement will be paid by check.

2 Elm Street
Camden, Maine 04843

September 11, 2015

Dear Holder of Restricted Stock Units of SBM Financial, Inc.:

I look forward to welcoming you to Camden National Corporation on October 16, 2015. Since the announcement on March 30, 2015 that SBM Financial, Inc. (“SBM”) entered into an agreement to merge with Camden National Corporation (“Camden”), we have been working hard to ensure a smooth transition for SBM’s customers, stockholders and employees.

Included in this package are materials for you to elect the form of merger consideration you wish to receive in exchange for the shares of SBM common stock that you will receive upon the vesting of your SBM restricted stock units, which will occur immediately prior to the effective time of the merger - (1) cash, (2) shares of Camden common stock, or (3) a combination thereof. Please note that as outlined in the merger agreement, dated March 29, 2015, and proxy/prospectus, dated June 8, 2015, that the merger consideration you receive may differ from your election due to certain proration and allocation described within each of these documents.

The enclosed Letter of Election fully describes what you need to do to make your election. This includes completing, signing and returning the Letter of Election to American Stock Transfer & Trust, LLC (“AST”). AST must receive the completed and signed Letter of Election by 5:00 pm, Eastern time, Tuesday, October 6, 2015.

If you have any questions or need any form of assistance with completing the enclosed Letter of Election, please do not hesitate to contact AST at (877) 248-6417. If you have any questions regarding the upcoming merger, please feel free to contact me at (207) 230-2106 or by email at gdufour@camdennational.com.

Sincerely,

Gregory A. Dufour
Chief Executive Officer and President
Camden National Corporation

LETTER OF ELECTION
SBM FINANCIAL, INC.
RESTRICTED STOCK UNITS

SBM Financial, Inc. (“SBM”) entered into an Agreement and Plan of Merger, dated as of March 29, 2015 (the “Merger Agreement”), with Camden National Corporation (“Camden”) and Atlantic Acquisitions, LLC, pursuant to which Camden will acquire SBM (the “Merger”). The closing date of the Merger is expected to be Friday, October 16, 2015 (the “Closing Date”).
Pursuant to the Merger Agreement, all restricted stock units with respect to shares of SBM common stock (the “SBM RSUs”) that are outstanding immediately prior to the effective time of the Merger shall vest and shall be converted into the right to receive, at the election of the holder of the SBM RSUs (the “Election”), cash, shares of Camden common stock (“Camden Stock”), or a combination of cash and Camden Stock upon consummation of the Merger. The Merger Agreement provides a limit on the amount of cash consideration and stock consideration that are available and therefore the Election is subject to proration and allocation procedures that are set forth in the Merger Agreement and described in the proxy statement/prospectus (the “Proxy Statement”) dated June 8, 2015, which may result in holders of SBM RSUs receiving a form of consideration that differs from their Election. To make a valid Election, this Letter of Election must be completed and delivered to American Stock Transfer & Trust Company, LLC, as the exchange agent (the “Exchange Agent”) by 5:00 p.m., Eastern time, on Tuesday, October 6, 2015 (the “Election Deadline”).
Pursuant to the Merger Agreement, the undersigned elects, in the manner indicated by marking one of the Election Boxes in Table A on page 3 of this Letter of Election, to have the SBM RSUs converted into the right to receive one (and only one) of the following upon completion of the Merger:
Cash Election: $206.00 in cash, without interest, for each SBM RSU (“Cash Consideration”), subject to proration, as calculated in the Merger Agreement and described in the Proxy Statement (a “Cash Election”);
Stock Election: 5.421 shares of Camden Stock for each SBM RSU (“Stock Consideration”), subject to proration, as defined and calculated in the Merger Agreement and described in the Proxy Statement (a “Stock Election”); or
A Mixed Election: (1) the Cash Consideration with respect to a portion of the undersigned’s SBM RSUs and (2) the Stock Consideration with respect to the balance of the undersigned’s SBM RSUs, subject to proration, as described in the Merger Agreement and the Proxy Statement (a “Mixed Election”). A Mixed Election must be made with respect to whole shares of SBM RSUs and not any fractional portion of an SBM RSU.

The ability of an SBM RSU holder to elect to receive cash or shares of Camden Stock in exchange for shares of SBM RSUs in the merger is subject to allocation procedures set forth in the Merger Agreement. These allocation procedures are designed to ensure that 80% of the total number of shares of SBM common stock (“SBM Stock”) outstanding immediately prior to the effective time of the Merger, including the SBM RSUs that will vest immediately prior to the Merger, will be converted into shares of Camden Stock, and the remaining shares of SBM Stock will be converted into cash. Whether you receive the amount of cash and/or stock you request in your election form will depend in part on the elections of other SBM stockholders and holders of SBM RSUs. You may not receive the form of consideration that you elect in the Merger, and you may instead receive a pro-rata amount of cash and Camden Stock. If the undersigned does not mark one of the Election boxes in Table A on page 3 of this Letter of Election, the undersigned will be deemed to have indicated no preference as to the receipt of Cash Consideration or Stock Consideration (a “No Election”) and will receive merger consideration based on the results of the proration and allocation procedures set forth in the Merger Agreement.
Holders of SBM RSUs are urged to read the Merger Agreement before completing this Letter of Election.
The definitive terms under which the Merger will be effected, including the amount and form of consideration to be received by holders of SBM RSUs, the effect of this Letter of Election, and certain conditions to the consummation of the Merger, are summarized in the Proxy Statement, and all of those definitive terms and conditions are set forth in full in the Merger Agreement. The Election is subject to certain terms, conditions and limitations set forth in the Merger Agreement included as Annex A to the Proxy Statement, and the instructions applicable to this Letter of Election. Holders may be subject to a proration process in which a holder receives for the holder’s shares of SBM RSUs an aggregate amount of Cash Consideration and Stock Consideration that differs from the holder’s Election. The proration and allocation procedures are described under the caption “The Merger Agreement-Allocation Procedures” in the Proxy Statement.
Different tax consequences may be associated with each of the Election options, and those consequences are summarized in general terms in the Proxy Statement section entitled “Material Federal Income Tax Consequences.”
ATTENTION: IN ORDER TO MAKE AN ELECTION, THE EXCHANGE AGENT MUST RECEIVE THIS LETTER OF ELECTION, PROPERLY COMPLETED AND EXECUTED, NO LATER THAN 5:00 P.M., EASTERN TIME, ON TUESDAY, OCTOBER 6, 2015, which is the Election Deadline. If your properly completed and executed Letter of Election is received after the Election Deadline, you will be deemed to have made No Election.
In the event the closing of the Merger is delayed beyond the anticipated Closing Date, the Exchange Agent will retain your Letter of Election, until the earlier to occur of (i) the closing of the Merger or (ii) the termination of the Merger Agreement.

ELECTION - Table A
(See Instruction 1)
IN ORDER FOR YOUR ELECTION TO BE EFFECTIVE, A PROPERLY COMPLETED AND EXECUTED LETTER OF ELECTION MUST BE RECEIVED BY THE EXCHANGE AGENT ON OR BEFORE 5:00 P.M., EASTERN, ON OCTOBER 6, 2015.
☐ Stock Election
☐ Cash Election.
☐ Mixed Election - Convert:

•
_______________________ percent (%) of SBM RSUs into the Cash Consideration (as described above, if you elect the Mixed Election, please fill in the blank to the left to designate the percentage of SBM RSUs that you want converted into the Cash Consideration), a Mixed Election must be made with respect to whole shares of SBM RSUs and will be rounded to the nearest whole share, as applicable; and

•	all remaining SBM RSUs into Stock Consideration.

If delivering by U.S. mail: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042
If delivering by hand, express mail, courier, or any other expedited service:
American Stock Transfer & Trust
Company, LLC
Operations Center
Attn: Reorganization Department
6201 15th Avenue
Brooklyn, New York 11219

For assistance call the Exchange Agent at (877) 248-6417 or (718) 921-8317

The undersigned may be deemed to have made No Election if, with respect to any SBM RSUs held by the undersigned:
(a) The undersigned does not make an Election in Table A; or
(b) The undersigned makes more than one Election in Table A; or
(c) The undersigned fails to sign this Letter of Election; or
(d) The undersigned fails to follow the instructions on this Letter of Election (including failure to properly make an Election); or
(e) A completed Letter of Election is not received by the Exchange Agent by the Election Deadline; or
(f) The undersigned revokes a previously submitted Letter of Election and fails to complete and deliver a new Letter of Election to the Exchange Agent before the Election Deadline.
The undersigned acknowledges receipt of the Proxy Statement and agrees that the Election and all instructions and orders in this Letter of Election are subject to the terms and conditions of the Merger Agreement, the Proxy Statement and the instructions applicable to this Letter of Election.
The undersigned irrevocably appoints the Exchange Agent, as agent of the undersigned, to effect the exchange in accordance with the Merger Agreement and the instructions hereto. The undersigned authorizes and instructs the Exchange Agent to issue a check and/or Camden Stock in book-entry form issuable to the undersigned upon closing of the Merger. Furthermore, the undersigned authorizes the Exchange Agent to follow any Election and to rely upon all representations, certifications and instructions contained in this Letter of Election. All authority conferred or agreed to be conferred in this Letter of Election is binding upon the successors, assigns, heirs, executors, administrators and legal representatives of the undersigned and is not affected by, and survives, the death or incapacity of the undersigned.

SPECIAL PAYMENT INSTRUCTIONS
Complete ONLY if the Stock Consideration and check(s) for the Cash Consideration are to be issued in a name which differs from the name on the SBM Certificate(s). Issue to:

Name:
Address:

(Please also complete IRS Form W-9 attached hereto AND see instructions regarding signature guarantee. See Instructions 4, 5, 6 and 9)

SPECIAL DELIVERY INSTRUCTIONS
Complete ONLY if the Stock Consideration and check(s) for the Cash Consideration are to be mailed to some address other than the address reflected above. See Instructions 5 and 6. Mail to:

Name:
Address:

YOU MUST BELOW AND FILL OUT AND SIGN THE IRS FORM W-9 ATTACHED HERETO

SIGNATURE(S) REQUIRED
Signature(s) of Registered Holder(s) or Agent
Must be signed by the registered holder(s) EXACTLY as name(s) appear(s) on the SBM Certificate(s). If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer for a corporation acting in a fiduciary or representative capacity, or other person, please set forth full title. See Instructions 3, 4 and 10.

Registered Holder

Registered Holder

Title, if any

Date:
Phone No.:

SIGNATURE(S) GUARANTEED (IF REQUIRED)
Unless the SBM Certificate(s) is (are) tendered by the registered holder(s) of SBM Stock, or for the account of a participant in the Securities Transfer Agent’s Medallion Program (“STAMP”), Stock Exchange Medallion Program (“SEMP”) or New York Stock Exchange Medallion Signature Program (“MSP”) (an “Eligible Institution”), the signature(s) must be guaranteed by an Eligible Institution. See Instruction 4.

Authorized Signature

Name of Firm

Address of Firm - Please Print

INSTRUCTIONS
Please read carefully the instructions below
This Letter of Election is to be completed by the holders of SBM RSUs desiring to make an Election and delivered to the Exchange Agent before the Election Deadline. Holders of SBM RSUs who do not complete and submit this Letter of Election before the Election Deadline cannot make an Election. They will be deemed to have made No Election and will receive merger consideration based on the results of the proration and allocation procedures set forth in the Merger Agreement. Until a record holder’s Letter of Election, together with any other documents the Exchange Agent may require, and until those documents are processed for exchange by the Exchange Agent, the holder will not receive the Stock Consideration or the Cash Consideration and a check representing cash in lieu of fractional shares (if any) in exchange for the holder’s SBM RSUs; in addition, no interest will accrue on the Cash Consideration or any cash in lieu of fractional shares. No dividends or other distributions of any kind which are declared payable to holders of record of Camden Stock after the effective time of the Merger will be paid to a holder of SBM RSUs receiving Stock Consideration until such holder provides the Letter of Election, along with any other documents the Exchange Agent may require. Upon receipt of the Letter of Election, and any other documents the Exchange Agent may require, Camden shall pay the holder thereof, without interest, any dividends or other distributions with respect to Camden Stock as to which the record date and payment date occurred after the effective time of the Merger and on or before the date of surrender.
1.Time in which to Make An Election; Revocation or Change of Election. For an Election to be validly made with respect to SBM RSUs owned by a holder, the Exchange Agent must receive, at the applicable address set forth on page 3 of this Letter of Election, before the Election Deadline, this Letter of Election, properly completed and executed. Any holder of SBM RSUs who has made an Election by submitting a Letter of Election to the Exchange Agent may at any time prior to the Election Deadline change that holder’s Election by submitting to the Exchange Agent a revised and later-dated Letter of Election, properly completed and signed, provided that such revised and later-dated Letter of Election is received by the Exchange Agent before the Election Deadline. Any holder of SBM RSUs may at any time before the Election Deadline revoke the Election with the Exchange Agent by written notice to the Exchange Agent received before the Election Deadline. After the Election Deadline, a holder of SBM RSUs may not change the Election unless the Merger Agreement is terminated. ANY HOLDER OF SBM RSUs WHOSE LETTER OF ELECTION IS NOT SO RECEIVED BY THE ELECTION DEADLINE WILL BE DEEMED TO HAVE MADE NO ELECTION AND WILL RECEIVE CASH CONSIDERATION, STOCK CONSIDERATION OR A COMBINATION OF BOTH DEPENDING ON THE ELECTIONS OF OTHER SBM STOCKHOLDERS AND HOLDERS OF SBM RSUs IN ACCORDANCE WITH THE TERMS OF THE MERGER AGREEMENT.

All dividends or distributions and any cash to be paid in lieu of fractional shares held by the Exchange Agent for payment or delivery to the holders who have not provided the Exchange Agent with the Letter of Election, along with any other documents the Exchange Agent may require, that remain unclaimed after six months from the effective time of the Merger will be delivered to the surviving company, upon their request, and after such time, any holder who has not provided the Letter of Election, along with any other documents the Exchange Agent may require, to the Exchange Agent shall, subject to applicable law, only have the rights of a general creditor of the surviving company for payment or delivery by the surviving company of such dividends or distributions or cash, as the case may be.

2.Method of Delivery: The Letter of Election must be sent or delivered to the Exchange Agent. DO NOT SEND THE LETTER OF ELECTION TO SBM, CAMDEN OR ANY THIRD PARTY OTHER THAN THE EXCHANGE AGENT. Delivery will be deemed effective only when received by the Exchange Agent.

3.Payment in the Same Name: If the Stock Consideration and the check(s) for the Cash Consideration are to be issued in the same name as the SBM RSU holder, the Letter of Election should be completed and signed as such. Signature guarantees are not required if signed by the registered holder of SBM RSUs who has not completed the section entitled “Special Payment Instructions” or are for the account of an Eligible Institution. Letters of Election executed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary capacity who are not identified as such in the registration must be accompanied by proper evidence of the signer’s authority to act.
4.Payment in Different Name: If the section entitled “Special Payment Instructions” is completed, then signatures on this Letter of Election must be guaranteed by a firm that is a bank, broker, dealer, credit union, savings association or other entity that is an Eligible Institution. If payment is to be made to a person other than the signer of this Letter of Election, or if the payment is to be made to a person other than the restricted stock unit holder with the signatures guaranteed by an Eligible Institution as provided herein.

5.Special Payment and Delivery Instructions: Indicate the name and address to which the Stock Consideration and the check(s) for the Cash Consideration are to be sent if different from the name and/or address of the person(s) signing this Letter of Election. If Special Payment Instructions have been completed, an IRS Form W-9 must also be completed for the person named therein, and that person will be considered the record owner.

6.Book-Entry Issuance of Camden Stock; Transfers to Brokerage Accounts: The Stock Consideration will be issued in book-entry form. Statements evidencing the book-entry Camden Stock will be issued and delivered as provided in Instructions 3, 4 and 5 above. These statements will include instructions for transferring book-entry Camden Stock to brokerage accounts. Physical stock certificates representing Camden Stock will not be issued. If you would like to receive physical stock certificates representing Camden Stock, please contact the Exchange Agent.

7.Timing for Delivery: IN ORDER TO MAKE AN ELECTION, THE EXCHANGE AGENT MUST RECEIVE THE LETTER OF ELECTION, PROPERLY COMPLETED AND EXECUTED, NO LATER THAN 5:00 P.M., EASTERN TIME, ON TUESDAY, OCTOBER 6, 2015, WHICH IS THE ELECTION DEADLINE. If you deliver your properly completed and executed Letter of Election after the Election Deadline, you will be deemed to have made No Election.

In the event the closing of the Merger is delayed beyond the anticipated Closing Date, the Exchange Agent will retain your Letter of Election until the earlier to occur of (i) the closing of the Merger or (ii) the termination of the Merger Agreement.

8.Backup Withholding: Under the U.S. federal income tax laws, the Exchange Agent may be required to withhold 28% of the amount of any payments made to certain SBM RSU holders pursuant to the Merger. In order to avoid such backup withholding, each SBM restricted stock unit holder must provide the Exchange Agent with that restricted stock unit holder’s correct taxpayer identification number, or TIN, and certify that the restricted stock unit holder is not subject to backup withholding by completing the IRS Form W-9 (enclosed) or IRS Form W-8BEN or IRS Form W-8, as applicable. In general, if a restricted stock unit holder is an individual, the TIN is the social security number of that individual. If the Exchange Agent is not provided with the correct TIN, the stockholder may be subject to a $50 penalty imposed by the IRS. Certain restricted stock unit holders may not be subject to these backup withholding and reporting requirements. However, such restricted stock unit holders should provide a TIN to avoid erroneous backup withholding.

Restricted stock unit holders who have mailed or delivered an application to receive a TIN to the appropriate Internal Revenue Service Center or Social Security Administration Office, or who intend to mail or deliver an application in the near future, should write “Applied for” in the relevant section of the IRS Form W-9. In addition, such restricted stock unit holders should be aware that 28% of all payments made pursuant to the Merger will be retained until such restricted stock unit holders provide a TIN, and that, if such stockholders do not provide a TIN within sixty (60) days, such retained amounts will be remitted to the IRS as backup withholding.

For further information concerning backup withholding and instructions for completing the IRS Form W-9 (including how to obtain a TIN if you do not have one and how to complete the IRS Form W-9 if shares are held in more than one name), consult the instructions in the enclosed IRS Form W-9 and/or your tax advisor. IRS Form W-8BEN and other IRS Forms W-8, including instructions for completing those forms, are available from the Exchange Agent or from the IRS website at www.irs.gov.

Failure to complete the IRS Form W-9 or IRS Form W-8BEN will not, by itself, cause SBM RSUs to be deemed invalidly surrendered, but may require the Exchange Agent to withhold 28% of the amount of any payments made pursuant to the Merger.

PLEASE CONSULT YOUR TAX ADVISOR FOR FURTHER GUIDANCE REGARDING THE COMPLETION OF IRS FORM W-9, IRS FORM W-8BEN, OR OTHER APPLICABLE IRS FORM W-8 TO CLAIM EXEMPTION FROM BACKUP WITHHOLDING OR CONTACT THE EXCHANGE AGENT.

9.Stock Transfer Taxes. If payment is to be made to any person other than the restricted stock unit holder, or if Camden stock is registered in the name of any person other than the person(s) signing the Letter of Election, the amount of any stock transfer taxes (whether imposed on the restricted stock unit holder or such person) payable as a result of the transfer to such person will be deducted from the payment for such securities if satisfactory evidence of the payment of such taxes, or exemption therefrom, is not submitted.

10.Miscellaneous. All Elections will be considered in accordance with the terms and conditions of the Merger Agreement. With the consent of Camden, the Exchange Agent may (but is not required to) waive any immaterial defects or variances in the manner in which the Letter of Election has been completed and submitted so long as the intent of the holder of SBM RSUs submitting the Letter of Election is reasonably clear.

No fraction of a share of Camden Stock will be issued upon the issuance of Camden Stock. In lieu of fractional shares, an amount of cash determined under a formula set forth in the Merger Agreement will be paid by check.

Form **W-9**
(Rev. December 2014)
Department of the Treasury
Internal Revenue Service

# Request for Taxpayer Identification Number and Certification

**Give Form to the requester. Do not send to the IRS.**

Print or type
See **Specific Instructions** on page 2.

**1** Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.

**2** Business name/disregarded entity name, if different from above

**3** Check appropriate box for federal tax classification; check only **one** of the following seven boxes:

☐ Individual/sole proprietor or single-member LLC ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate

☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) ▶

**Note.** For a single-member LLC that is disregarded, do not check LLC; check the appropriate box in the line above for the tax classification of the single-member owner.

☐ Other (see instructions) ▶

**4** Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):

Exempt payee code (if any)

Exemption from FATCA reporting code (if any)

*(Applies to accounts maintained outside the U.S.)*

**5** Address (number, street, and apt. or suite no.)

Requester's name and address (optional)

**6** City, state, and ZIP code

**7** List account number(s) here (optional)

## Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN* on page 3.

**Note.** If the account is in more than one name, see the instructions for line 1 and the chart on page 4 for guidelines on whose number to enter.

**Social security number**

☐☐☐ – ☐☐ – ☐☐☐☐

**or**

**Employer identification number**

☐☐ – ☐☐☐☐☐☐☐

## Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

**Certification instructions.** You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 3.

**Sign Here** **Signature of U.S. person ▶** **Date ▶**

# General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

**Future developments**. Information about developments affecting Form W-9 (such as legislation enacted after we release it) is at *www.irs.gov/fw9*.

## Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following:

- Form 1099-INT (interest earned or paid)
- Form 1099-DIV (dividends, including those from stocks or mutual funds)
- Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)
- Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)
- Form 1099-S (proceeds from real estate transactions)
- Form 1099-K (merchant card and third party network transactions)
- Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)
- Form 1099-C (canceled debt)
- Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

*If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding? on page 2.*

By signing the filled-out form, you:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income, and

4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See *What is FATCA reporting?* on page 2 for further information.

Cat. No. 10231X Form **W-9** (Rev. 12-2014)

Form W-9 (Rev. 12-2014) Page 2

**Note.** If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

**Definition of a U.S. person.** For federal tax purposes, you are considered a U.S. person if you are:

- An individual who is a U.S. citizen or U.S. resident alien;
- A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States;
- An estate (other than a foreign estate); or
- A domestic trust (as defined in Regulations section 301.7701-7).

**Special rules for partnerships.** Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners' share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income.

In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States:

- In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity;
- In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and
- In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

**Foreign person.** If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

**Nonresident alien who becomes a resident alien.** Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.
2. The treaty article addressing the income.
3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.
4. The type and amount of income that qualifies for the exemption from tax.
5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

***Example.*** Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.

## Backup Withholding

**What is backup withholding?** Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

**Payments you receive will be subject to backup withholding if:**

1. You do not furnish your TIN to the requester,
2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),
3. The IRS tells the requester that you furnished an incorrect TIN,
4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or
5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See *Exempt payee code* on page 3 and the separate Instructions for the Requester of Form W-9 for more information.

Also see *Special rules for partnerships* above.

## What is FATCA reporting?

The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See *Exemption from FATCA reporting code* on page 3 and the Instructions for the Requester of Form W-9 for more information.

## Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies.

## Penalties

**Failure to furnish TIN.** If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

**Civil penalty for false information with respect to withholding.** If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

**Criminal penalty for falsifying information.** Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

**Misuse of TINs.** If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

# Specific Instructions

## Line 1

You must enter one of the following on this line; **do not** leave this line blank. The name should match the name on your tax return.

If this Form W-9 is for a joint account, list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9.

a. **Individual.** Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name.

**Note. ITIN applicant:** Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application.

b. **Sole proprietor or single-member LLC.** Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or "doing business as" (DBA) name on line 2.

c. **Partnership, LLC that is not a single-member LLC, C Corporation, or S Corporation.** Enter the entity's name as shown on the entity's tax return on line 1 and any business, trade, or DBA name on line 2.

d. **Other entities.** Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2.

e. **Disregarded entity.** For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a "disregarded entity." See Regulations section 301.7701-2(c)(2)(iii). Enter the owner's name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on line 2, "Business name/disregarded entity name." If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Form W-9 (Rev. 12-2014) Page 3

## Line 2

If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2.

## Line 3

Check the appropriate box in line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box in line 3.

**Limited Liability Company (LLC).** If the name on line 1 is an LLC treated as a partnership for U.S. federal tax purposes, check the "Limited Liability Company" box and enter "P" in the space provided. If the LLC has filed Form 8832 or 2553 to be taxed as a corporation, check the "Limited Liability Company" box and in the space provided enter "C" for C corporation or "S" for S corporation. If it is a single-member LLC that is a disregarded entity, do not check the "Limited Liability Company" box; instead check the first box in line 3 "Individual/sole proprietor or single-member LLC."

## Line 4, Exemptions

If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space in line 4 any code(s) that may apply to you.

**Exempt payee code.**

• Generally, individuals (including sole proprietors) are not exempt from backup withholding.

• Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends.

• Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.

• Corporations are not exempt from backup withholding with respect to attorneys' fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC.

The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4.

1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)

2—The United States or any of its agencies or instrumentalities

3—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

4—A foreign government or any of its political subdivisions, agencies, or instrumentalities

5—A corporation

6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession

7—A futures commission merchant registered with the Commodity Futures Trading Commission

8—A real estate investment trust

9—An entity registered at all times during the tax year under the Investment Company Act of 1940

10—A common trust fund operated by a bank under section 584(a)

11—A financial institution

12—A middleman known in the investment community as a nominee or custodian

13—A trust exempt from tax under section 664 or described in section 4947

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.

| IF the payment is for . . . | THEN the payment is exempt for . . . |
|---|---|
| Interest and dividend payments | All exempt payees except for 7 |
| Broker transactions | Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012. |
| Barter exchange transactions and patronage dividends | Exempt payees 1 through 4 |
| Payments over $600 required to be reported and direct sales over $5,000[1] | Generally, exempt payees 1 through 5[2] |
| Payments made in settlement of payment card or third party network transactions | Exempt payees 1 through 4 |

[1] See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2] However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency.

**Exemption from FATCA reporting code.** The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with "Not Applicable" (or any similar indication) written or printed on the line for a FATCA exemption code.

A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)

B—The United States or any of its agencies or instrumentalities

C—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i)

E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i)

F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state

G—A real estate investment trust

H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940

I—A common trust fund as defined in section 584(a)

J—A bank as defined in section 581

K—A broker

L—A trust exempt from tax under section 664 or described in section 4947(a)(1)

M—A tax exempt trust under a section 403(b) plan or section 457(g) plan

**Note.** You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed.

## Line 5

Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns.

## Line 6

Enter your city, state, and ZIP code.

# Part I. Taxpayer Identification Number (TIN)

**Enter your TIN in the appropriate box.** If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see *How to get a TIN* below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-member LLC that is disregarded as an entity separate from its owner (see *Limited Liability Company (LLC)* on this page), enter the owner's SSN (or EIN, if the owner has one). Do not enter the disregarded entity's EIN. If the LLC is classified as a corporation or partnership, enter the entity's EIN.

**Note.** See the chart on page 4 for further clarification of name and TIN combinations.

**How to get a TIN.** If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at *www.ssa.gov*. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at *www.irs.gov/businesses* and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

**Note.** Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

**Caution:** *A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.*

Form W-9 (Rev. 12-2014) Page 4

## Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, or 5 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see *Exempt payee code* earlier.

**Signature requirements.** Complete the certification as indicated in items 1 through 5 below.

**1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983.** You must give your correct TIN, but you do not have to sign the certification.

**2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983.** You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

**3. Real estate transactions.** You must sign the certification. You may cross out item 2 of the certification.

**4. Other payments.** You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

**5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions.** You must give your correct TIN, but you do not have to sign the certification.

## What Name and Number To Give the Requester

| For this type of account: | Give name and SSN of: |
|---|---|
| 1. Individual | The individual |
| 2. Two or more individuals (joint account) | The actual owner of the account or, if combined funds, the first individual on the account[1] |
| 3. Custodian account of a minor (Uniform Gift to Minors Act) | The minor[2] |
| 4. a. The usual revocable savings trust (grantor is also trustee) | The grantor-trustee[1] |
| b. So-called trust account that is not a legal or valid trust under state law | The actual owner[1] |
| 5. Sole proprietorship or disregarded entity owned by an individual | The owner[3] |
| 6. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulations section 1.671-4(b)(2)(i)(A)) | The grantor* |
| **For this type of account:** | **Give name and EIN of:** |
| 7. Disregarded entity not owned by an individual | The owner |
| 8. A valid trust, estate, or pension trust | Legal entity[4] |
| 9. Corporation or LLC electing corporate status on Form 8832 or Form 2553 | The corporation |
| 10. Association, club, religious, charitable, educational, or other tax-exempt organization | The organization |
| 11. Partnership or multi-member LLC | The partnership |
| 12. A broker or registered nominee | The broker or nominee |
| 13. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments | The public entity |
| 14. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulations section 1.671-4(b)(2)(i)(B)) | The trust |

[1] List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

[2] Circle the minor's name and furnish the minor's SSN.

[3] You must show your individual name and you may also enter your business or DBA name on the "Business name/disregarded entity" name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4] List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see *Special rules for partnerships* on page 2.

***Note.** Grantor also must provide a Form W-9 to trustee of trust.

**Note.** If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

## Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, SSN, or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

- Protect your SSN,
- Ensure your employer is protecting your SSN, and
- Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance.

Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

**Protect yourself from suspicious emails or phishing schemes.** Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to *phishing@irs.gov*. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: *spam@uce.gov* or contact them at *www.ftc.gov/idtheft* or 1-877-IDTHEFT (1-877-438-4338).

Visit IRS.gov to learn more about identity theft and how to reduce your risk.

## Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.